EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-200160 on Form S-8 and No. 333-209883 on Form S-3 of our reports dated February 23, 2017, relating to the consolidated financial statements of PRA Health Sciences, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s retrospective adoption of new accounting standards related to the statements of cash flows), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of PRA Health Sciences, Inc. for the year ended December 31, 2016.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina

February 23, 2017